Mail Stop 0510

March 30, 2005

By U.S. Mail and Facsimile

Mr. James F. Walsh
Executive Vice President and Chief Financial Officer
Interpool, Inc.
211 College Road East
Princeton, NJ 08540

Re:	Interpool, Inc.
      Schedule 14A filed January 26, 2005
	Form 10-K for the year ended December 31, 2003
	Form 10-Q for the period ended September 30, 2004
      File No. 001-11862

Dear Mr. Walsh:

We have reviewed your response letter dated March 7, 2005 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2003

Financial Statements

Note 19 - Quarterly Financial Data, page 122

1. We have read your response to prior comment 23. Based upon our analysis, we are unable to concur with your accounting treatment for damaged equipment at the end of an operating lease. We believe that the amount billed to the customer for the damaged equipment should be recorded as revenue, with the cost to the depot, in an equal amount, recorded as lease operating expense. Please refer to EITF 01-14 for guidance.

	*	*	*	*

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comment.
Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Dale Welcome, Staff Accountant, at (202) 942-2871, Nathan
Cheney,
Assistant Chief Accountant, at (202) 942-1804 or, in their absence, to the undersigned at (202) 824-5373.


Sincerely,



John Cash
Accounting Branch Chief


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Interpool, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE